UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

AGEX THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00848H108

(CUSIP Number)

December 31, 2018

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00848H108

1	NAME OF REPORTING PERSONS Juvenescence Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,400,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 16,400,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,400,000 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 45.8%
12	TYPE OF REPORTING PERSON* FI

CUSIP No. 00848H108

Item 1.

(a)	Name of Issuer: AgeX Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1010 Atlantic Avenue, Suite 102

Alameda, California 94501

Item 2.

(a)	Name of Person Filing:

Juvenescence Limited

(b)	Address of Principal Business Office or, if none, Residence:

4th Floor, Viking House

Nelson Street

Isle of Man IM1 2AH

(c)	Citizenship:

British Virgin Islands

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)	CUSIP Number.

00848H108

Item 3.

Not applicable.

CUSIP No. 00848H108

Item 4.	Ownership.

(a)	Amount beneficially owned: 16,400,000 shares of Common Stock

(b)	Percent of class: 45.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 16,400,000

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 16,400,000

(iv)	Shared power to dispose or to direct the disposition of: 0

The approximate percentage of shares of Common Stock reported as beneficially owned by the Reporting Person is based upon 35,830,000 shares of Common Stock outstanding as of November 16, 2018 based on the Issuer’s Form 10/A filed with the SEC on November 26, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No. 00848H108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

Juvenescence Limited

	By:	/s/ Gregory Bailey
Gregory Bailey
Chief Executive Officer